Recent Employment Background for Joan Schwartz

Fan Cruise, LLC
President
August 2026 to Present

Promoted to President after serving as Director of Customer Service and Client Relations. Provides leadership across customer experience, operations, service standards and organizational development as Fan Cruise prepares for its next stage of growth.

Fan Cruise, LLC
Director of Customer Service and Client Relations
September 2025 to August 2026

Oversaw customer service and client relations, helped develop service procedures, addressed client needs and supported the company's operational growth.

Joan Masler Ltd.
Independent Retail, Merchandising and Consumer Relations Consultant
2019 to Present

Provides project-based consulting and troubleshooting services to retailers, manufacturers and consumers. Advises clients on merchandising, customer relations, sales strategy, product positioning and operational challenges.

Joan Schwartz
President
Fan Cruise LLC

Joan Schwartz brings more than 30 years of corporate leadership and management experience to Fan Cruise LLC, with an extensive background spanning the travel, customer service, retail, and apparel industries.

Joan spent more than a decade in the travel industry, where she held senior customer service and client relations responsibilities. Throughout her career, she developed a deep understanding of the importance of exceptional service, attention to detail, and building lasting relationships with clients, particularly within the travel and hospitality environment.

She also brings significant experience in the apparel and specialty retail industries. Joan has managed specialty clothing stores throughout the United States, with a major focus in New York City, as well as international experience. Her background includes retail management, merchandising, buying, operations, and understanding the customer experience from both a product and service perspective.
Joan's unique combination of travel, client relations, retail, and apparel expertise makes her particularly well suited to Fan Cruise's expanding business platform. As President, she will help

oversee the company's operations and customer experience while playing an integral role in the continued development and growth of its travel, entertainment, and lifestyle brands.